Exhibit 99.(a)(3)

IMPORTANT INFORMATION:

The offer to purchase all of the issued and outstanding common shares of Saturn (the “Offer”) is being made by RT Canada Acquisition Corp. (the “Offeror”), a wholly-owned indirect subsidiary of Jupiter.

This communication is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) will be made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular to be delivered to Saturn and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the “SEC”) and mailed to Saturn shareholders.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

In connection with the Offer, Jupiter will be filing with the Canadian securities regulatory authorities and the SEC an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery and Saturn is expected to file a directors’ circular with respect to the Offer. Jupiter will also file with the SEC a Tender Offer statement on Schedule TO (the “Schedule TO”) and Saturn is expected to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). SHAREHOLDERS OF SATURN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities will be available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Jupiter’s website, www.jupiter.com.

While the Offer is being made to all holders of Saturn common shares, this communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Jupiter may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.

The Offer will be made to holders in Belgium of shares and/or certificates admitted to trading on Euronext-Brussels (the “IDRs”). A Belgian supplement, addressing issues specific to holders of shares and/or IDRs in Belgium (the “Belgian Supplement”) is expected to be approved by the Belgian Banking, Finance and Insurance Commission. Once such approval has been obtained, the offer and takeover bid circular can be made available in Belgium to holders of shares and/or IDRs together with the Belgian Supplement.

1

The Offer will be made to holders in France of shares admitted to trading on Euronext-Paris.

An announcement including the main information relating to Jupiter’s Offer documents will be prepared and released pursuant to article 231-24 of the AMF General Regulation and will contain  information relating to how and in which time limit Saturn shareholders residing in France can accept this Offer.

Forward-looking statements

This communication contains statements which constitute “forward-looking statements” about Jupiter and Saturn. Such statements include, but are not limited to, statements with regard to the outcome of the proposed Offer, any statements about cost synergies, revenue benefits or integration costs, capacity, future production and grades, projections for sales growth, estimated revenues and reserves, targets for cost savings, the construction cost of new projects, projected capital expenditures, the timing of new projects, future cash flow and debt levels, the outlook for minerals and metals prices, the outlook for economic recovery and trends in the trading environment and may be (but are not necessarily) identified by the use of phrases such as “will”, “intend”, “estimate”, “expect”, “anticipate”, “believe” and “envisage”. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and may be outside the control of Jupiter or Saturn. Actual results and developments may differ materially from those expressed or implied in such statements because of a number of factors, including the outcome of the proposed Offer, revenue benefits and cost synergies being lower than expected, integration costs being higher than expected, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Jupiter’s most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to the SEC or Saturn’s most recent periodic reports on Form 10-K, 10-Q or 8-K filed with the SEC (as the case may be). Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Nothing in this communication should be interpreted to mean that the future earnings per share of Jupiter will necessarily match or exceed its historical published earnings per share.

Other than in accordance with their legal and regulatory obligations (including, in the case of Jupiter, under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), neither Jupiter nor Saturn is under any obligation and each of Jupiter and Saturn expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Pro Forma Financial Information

Pro forma financial amounts for 2006 included in this communication are derived from the published financial statements of Jupiter and Saturn for the year ended 31 December 2006. Saturn prepares its financial statements under United States generally accepted accounting principles (“US GAAP”) and Jupiter prepares its financial statements under International Financial Reporting Standards (“IFRS”). US GAAP and IFRS differ in certain significant respects. For the purposes of this communication, amounts determined under US GAAP and IFRS have been aggregated without any adjustment for differences in accounting policy or application. Accordingly, pro forma

2

information for the combined business prepared on a consistent basis under either US GAAP or under IFRS could differ significantly from the pro forma information presented herein. In addition, to this pro forma information does not constitute “Pro Forma Financial Information” as it is defined in Article 11 of Regulation S-X of the SEC.

3

FINAL TRANSCRIPT

Conference Call Transcript

RTP - Rio Tinto plc Makes a Recommended All Cash Offer for Alcan Conference Call

Event Date/Time: Jul. 12. 2007 / 10:00AM UKT

Thomson StreetEvents	WWW.streetevents.com	Contact Us

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

Jul. 12. 2007 / 10:00AM UKT, RTP - Rio Tinto plc Makes a Recommended All Cash Offer for Alcan Conference Call

CORPORATE PARTICIPANTS

 Paul Skinner

 Rio Tinto plc - Chairman

 Tom Albanese

 Rio Tinto plc - Chief Executive

 Dick Evans

 Alcan Inc. - President and CEO

 Guy Elliott

 Rio Tinto plc - Finance Director

CONFERENCE CALL PARTICIPANTS

 Paul Mylchreest

 Redburn Partners - Analyst

 Heath Jansen

 Citigroup - Analyst

 Tobias Woerner

 Man Securities - Analyst

 Rob Clifford

 ABN AMRO - Analyst

 Glyn Lawcock

 UBS - Analyst

 Craig Campbell

 Morgan Stanley - Analyst

 Brendan Harris

 Macquarie Bank - Analyst

 PRESENTATION

Paul Skinner  - Rio Tinto plc - Chairman

Well, just to introduce myself, I am Paul Skinner, Chairman of Rio Tinto, joining you by video link from Montreal. Tom Albanese, our Chief Executive, is with me here in Canada, and Guy Elliott, of course, is with you in London. I would also like to just introduce to you Dick Evans, currently President and CEO of Alcan, who, as we will be discussing, is going to be a colleague working with us and taking the new Rio Tinto/Alcan forward. So, Dick, a very particular welcome to you here.

We are all very pleased to be able to talk to you from Montreal and London this morning to announce our recommended cash offer of $101 a share for Alcan. It amounts to a total consideration of $38.1 billion for the entire equity of Alcan. We believe it is a compelling offer to Alcan’s shareholders, which has been universally recommended by its Board. The offer brings a certainty of cash and a 65% premium to the price before the announcement of Alcoa’s bid for Alcan in May.

We think the transaction will bring together two industry-leading aluminium portfolios in a powerful combination of high-quality competitively positioned assets. It is an excellent fit with Rio Tinto’s strategy of creating value by investing in diversified, high-quality, long-life and low-cost resources. I think that will come through very strongly from the presentation you will hear. It will create value for shareholders and it will also benefit our wider stakeholders.

We are very fully committed to continuing investment in Quebec and Canada’s resource infrastructure. And we plan to headquarter the world’s leading aluminium business which will result from this combination here in Montreal.

In Australia, we are combining complementary assets as a key feature of global leadership in the aluminium industry. And we will continue to manage the important bauxite and alumina mining and refining components of the business from Brisbane.

We intend to retain our focus on upstream activities by the divestment of Alcan’s packaging division. This is something that we are agreed with them about. The engineered products division will be retained with a continued focus on managing the portfolio at optimal value.

Turning to the next chart, this is a very attractive and straightforward cash offer for Alcan’s shareholders, fully recommended by their Board of Directors. It represents a premium of 65.5% to Alcan’s all-time high closing price prior to May 7 and 33% premium to Alcoa’s current offer. The price of $101 per share amounts to an enterprise value of $44 billion, divided between an equity value of $38.1 billion and a debt taken on of $5.6 billion.

From an Alcan shareholders’ point of view, it offers certainty. They can get full cash value for their shares after acceptance of our offer. And that value is not contingent in any way on the delivery of future synergies.

We are naturally very pleased that the Alcan Board has recognized the full and fair value of our offer and given its unanimous recommendation. It has also offered a full endorsement of our response to the conditions of the continuity agreement which exists between Alcan and the government of Quebec. This highlight our commitment to Canada. As to the timetable, we hope to have the transaction finalized in the fourth quarter of this year.

And at that point, I would now like to hand over to Tom to talk about the transaction logic and its very positive impact on Rio Tinto’s future growth and development. Tom.

Tom Albanese  - Rio Tinto plc - Chief Executive

Thank you, Paul, and hello to everyone on the line and in the audience in London. As Paul has mentioned already, we believe this to be a compelling offer. It is compelling for Alcan’s shareholders, for our own shareholders and for all stakeholders.

Today, I want to explain to you how this deal provides an exciting fit with Rio Tinto business by complementing our existing assets and transforming the new aluminum product group into the sector leader. It is consistent with our strategy and our approach to value creation.

Aluminum is a good business to be in, and I would like to discuss the positive outlook and why this combination of high-quality, low-cost assets is uniquely competitive. I will also reiterate the business value that is at the heart of this deal and will continue to remain at the core of everything we do. Then I will hand it over to Guy, who will give you more background on the financial structure of the deal and its effects on the broader Rio Tinto Group before Paul concludes with a few words on Rio Tinto’s commitment to those countries and how we will be operating these new assets. And of course, I would like – Dick, if you would like to speak a few words after my presentation, just talking about how you see this transaction from your perspective.

Turning first to Rio Tinto’s shareholders, this transaction will make Rio Tinto the industry leader in aluminum. On a production basis, we will be number one in bauxite and number one in smelting and in the top rank of aluminum producers, with clear pathways for growth in that area such as the recently approved expansion of our existing Yarwun refinery in Queensland, Australia. Overall, we believe the pipeline of development opportunities that we are creating through this combination is amongst the best in the aluminum business.

Looking at the wider picture, we see the fundamentals of the aluminum sector as very strong. Demand is lifted by increased demand from China, from emerging economies as well as Western rural economies, which are increasing usage of aluminum in applications, for example, such as transport. While the supply outlook for aluminum is roughly balanced, we see that rising production costs across the industry create an opportunity to generate sustainable, strong returns for those low-cost producers.

We have long stated our strategy of maintaining a focus on high-quality, low-cost, long-life assets. We believe that Alcan’s upstream assets fit squarely with this vision. In particular, the sustainable low-cost position in smelting through its access to water rights, self-owned hydropower and long-term contracts will become increasingly valuable as energy becomes more expensive and carbon emissions are restricted and/or priced. The geographic profile of the combined business remains highly attractive. Their significant weightings with OECD jurisdictions will allow us to expand into new regions without risking our balance sheet.

Within the wider Rio Tinto group, the deal adds diversity and balance to the very strong earnings of our copper and our iron ore product groups. These three metals are the key beneficiaries of China’s exceptional growth and its future outlook. We believe this transaction will increase shareholder value to Rio Tinto’s shareholders in the short, in the medium and in the longer term.

Following this transaction, Rio Tinto will become a bigger company. This will provide an opportunity for a total strategic review of all of our assets, focusing on all of those which lack the fit and/or the long-term competitive position to being in the bigger new Rio Tinto organization.

We believe the industry market fundamentals are very positive. The long-term trend in aluminum has been one of rising demand. The future outlook is positive. Demand growth in China to 2011 is expected to be 15% per year, driving an increase in global demand to over 6% per year. In fact, global demand growth over the last four years has been even higher at over 7% per annum, which comfortably exceeds the rate of copper growth demand of about 4%, just as an example.

This is due to a number of factors. Aluminum is used in a wide range of applications and is well-placed to benefit from demand trends throughout the global economy. It will benefit from construction activity related to urbanization in emerging regions such as China and global infrastructure spending, particularly on power. It is also set to benefit from transport infrastructure due to its light weight and relative strength and from the growth in middle-class spending worldwide, with a role in consumer packaging and consumer goods.

Although energy-intensive in its production, aluminum has many environmental advantages over its life cycle. It is easily and efficiently recyclable. And its light weight means that it is well-placed to benefit from new applications and substitution from other areas. And we think in the long term, it will become a winner in the global warming debate.

The importance of Chinese demand cannot be underestimated. Ten to 15 years ago, Chinese demand for key metals like copper, aluminum and iron ore was nominal in a global scheme. And even at five years ago, it would have represented approximately 5% to 10% of global demand. Today, China represents between 20% and 30% of global demand for copper and aluminum and over 40% for iron ore demand. Steel, copper and aluminum are the three key metals behind the Chinese growth story. This transaction will put our aluminum business in a comparably stronger position to our iron ore and our copper businesses, which are very strong in their own right, and our position as supplier to the Chinese market is certainly reinforced.

The emergence of China as a major consumer for our products has transformed our markets and has helped reduce dependence on what used to be our main markets in the industrialized economies. And today, we are less dependent on demand from any one region than ever before.

Of course, where goes China, India is likely to follow. While India will have a different GDP growth path to China, it is growing nearly as fast, but from an earlier position on the cycle.

The chart on this following slide illustrates aluminum consumption on a per capita GDP basis. This is the path which has been observed for many metals over many years, and aluminum is no exception. It shows rising metal intensity as per capita GDP increases. On average, wealthier countries tend to use more aluminum per capita than those that are not wealthy, which is why you see China and India sitting at the bottom left of the chart and the U.S. and Japan on the top right.

What is interesting is the size of these bubbles representing the size of the absolute aluminum consumption in each of these countries. As you can see, the total size of the Chinese market is huge, even at this relatively early stage of its economic development. This suggests as the developing companies grow their GDP, the demand outlook will be and will continue to be extremely robust. Then, as I’ve said, you can’t help but notice the demand growth potential for India positioned at the far bottom left of the chart. It will move along that chart.

In recent years, we have seen the supply-side response, with strong demand and a rapid growth in smelting capacity, particularly in China. However, we have also witnessed the trend in rising costs and the industry cost curve has steepened as well as risen, as you can see from the highlighted area of the chart on the left. Part of this rise in industry costs are cyclical, driven by high-cost aluminum prices. But there’s also a more permanent structural component to this rise in costs. Even as China has increased its alumina refining capacity, it has become more and more dependent on high delivered costs off-site. And this situation is likely to remain, if not compound, over time.

The added capacity in Chinese smelting also tends to have high operating costs, as illustrated in the chart on the right, which shows that China now dominates the highest-cost quartile of the cost curve.

Energy costs account for approximately one-third of total cash operating costs for the average smelter. And these costs are likely to rise, particularly in China, where energy constraints are rising. Chinese policymakers are likely to discourage the export of energy-intensive products.

As costs across the industry rise, the value of these assets occupying and enduring sustainable positions in the lowest-cost quartiles will increase further and continue to be competitive and continue to differentiate ourselves from the higher end of the cost curve.

The low end of the cost curve is exactly where Alcan’s assets are positioned. As you can see from the following chart, 83% of its smelting assets are in the lowest two cost quartiles and have a sustainable, competitive, enduring cost position due to its self-generating power assets and long-term power contracts. This transaction will preserve that position by ensuring the terms of the Quebec continuity agreement which underpins these contracts are met. Moreover, Alcan’s smelting technology is the industry benchmark, and its proprietary AP technology leads the market, with over 6 million tons of capacity installed worldwide.

Rio Tinto over the years has demonstrated its leadership in understanding and managing all the cost drivers of this business. With the development of the new generation of AP technology, that is the AP50, the combined group will continue to lead the sector in cost and energy efficiency. Alcan’s leadership in smelting R&D, reflecting the historic [technical difficulty] position in France, is expected to lead to even further improvements in energy and carbon efficiency. And this will be especially important in the future carbon-constrained world that we should expect to live in.

Alcan’s competitive position with regard to energy supply, a vital ingredient in the aluminum business, is unique. Self-generation and long-term contracts cover about 90% of Alcan’s overall energy requirements and offer the scale, the competitive position and the longevity that make this such a strong fit with Rio Tinto’s long-term strategy.

Sustainable development is a fundamental pillar of both companies’ strategies, and one of the great benefits of hydropower – it has a very, very low carbon footprint. Alcan’s unique access to this power supply will therefore allow the combined group to be both environmentally friendly, be well-positioned for carbon restrictions and pricing, and highly competitive from a cost perspective.

Hydropower also builds on Rio Tinto’s existing climate change and energy strategy, as we’ve seen the group start up a significant carbon capture and storage initiative and develop its uranium portfolio to take advantage of the potential future nuclear renaissance. In many ways, this hydropower position complements our strategy by being in itself a long-life, world-class, cost-competitive resource.

Turning now to bauxite and aluminum, the combination of Rio Tinto and Alcan will create the number one bauxite producer with a very strong forward position based upon the reserves and resources at Weipa and Gove in Australia and also in Guinea. Just to give you an idea of scale, together, the combined reserves of the two companies will allow for over 50 years of current production, plus significant additional resource.

New development opportunities will open up Weipa in particular to take advantage of Rio Tinto’s outstanding bauxite resource and the complementary nature of the two companies’ assets in northeast Australia. The combined group’s alumina refineries will be large and low-cost, and further expansion is envisioned across the portfolio. We will have a clear pathway to becoming the number one producer in alumina, all the things being equal in the rest of the sector, with the commissioning of the Gove expansion and the recent announcement of expansions at Yarwun, which combined will add 4 million tons of incremental capacity.

Alcan has announced it has an overrun on capital to its Gove expansion. And we recognize it has been challenging, but we are confident that we can add value to the commissioning of that project from some of our own project execution skills, and of course, our long exposure and deep capabilities in Australia.

The next slide illustrated our combined leadership in the aluminum sector and the aluminum industry. On a world production basis, we will again be number one in bauxite and number one in aluminum smelting, based upon data from 2006. We will be in the top rank of alumina producers and have said already we have identified clear pathways for expansion to about 12 million tons combined. And our goal, therefore, is to be number one in that sector too.

Aluminum is a sector where competitors can be out of balance in the production chain from mine to metal. In those terms, Rio Tinto/Alcan will be very favorably balanced and very favorably positioned.

You will see from the next slide that most of Rio Tinto and Alcan’s aluminum assets are secured in attractive locations, with Alcan’s assets complementing the overall balance of Rio Tinto’s assets and growth space. Any future opportunities, of course, will lie outside these areas, but we are by no means restricting what we look at or where we go. But the location of our existing assets gives us a solid foundation, a solid benchmark and position from which to expand.

Growth is important, and there will be plenty of opportunities to create value from optimizing the development sequence of the combined opportunity sets. These two businesses have very complementary pipelines. For example, both companies have committed to or are in the progress of reviewing the potential for large-scale investments in the Middle East. Rio Tinto is currently undertaking a feasibility study for a 750,000-ton smelter in Abu Dhabi, while Alcan is part of the way through the construction of a Sohar smelter in Oman, with further expansion opportunities in the pipeline. It has recently formed an integrated joint venture opportunity to study the bauxite, alumina and metal opportunities in Saudi Arabia.

Other smelting developments in Canada and South Africa, Iceland and Malaysia are all underpinned by alumina and bauxite expansion. The long-established position and operational experience of Rio Tinto in South Africa will certainly support the Coega smelter project.

Moving to the structure of the new group, you can see that the acquisition of Alcan significantly rebalances our commodity portfolio, giving us a more people weighting between iron ore, between copper and between aluminum. And as I have said earlier, these will be the three key metals for China’s growth, and then of course, India’s.

You can see from this chart on the right that the EBITDA contribution from Alcan and Rio Tinto’s aluminum assets combined would have represented approximately one-third of the combined group’s EBITDA in 2006.

As I have mentioned, we plan to divest Alcan’s packaging business immediately, in agreement and in coordination with Alcan. Following that, there will be a broad review of the entire Rio Tinto portfolio. As Rio Tinto gets larger, we have a new tail of assets, which may or may not meet our requirements of scale and competitive position. We have always looked at active value-based portfolio management of some of these assets, and we will continue to do so as we have done in the past.

We have committed to build our combined Rio Tinto/Alcan aluminum business around our natural strengths in Canada, Australia and France. The headquarters for the expanded product group and the smelting business will be in Montreal, given the significant presence Rio Tinto and Alcan have had in Canada and our commitment to grow our presence in Canada and Montreal. We will also establish one of our regional shared service houses in Montreal to support our new enlarged asset base and operations in Canada.

The bauxite and alumina businesses and associated R&D activities will be managed globally from Brisbane, which of course is logical, given the strength and the presence of the combined businesses in Australia. R&D in primary aluminum will be directed and managed from Canada and undertaken in both Quebec and France, given the key operations and existing key capabilities in these locations.

Over the years, Leigh and I have both talked about the competitive advantages to be gained from Rio Tinto being better joined up, benchmarking past practices and instituting programs like Improving Performance Together, or IPT, where the best operations become the natural template for the group as a whole. Alcan and Rio Tinto/Alcan will fit well into these efforts, and the integration will focus on a number of opportunities. Business system integration will be a high priority, making use of our established hub-and-spoke systems, IPT and leveraging off global procurement, shared services and other systems we have been investing in over the past few years.

Guy will discuss some of the synergies in more detail, but the investment we’ve put into global system over these years will certainly provide dividends and continue to provide dividends into this very important integration.

As I have said from the beginning of the presentation, the common values and the belief in sustainable development that are at the heart of both businesses will be vital to our future success as a combined group, and I certainly think will be an aid to bringing the ready and the efficient integration of the combined group.

We believe that our employees are of the highest importance. As such, we have a shared commitment to excellence and the safety and welfare of all of our employees and our contractors. Rio Tinto and Alcan rank among the very best performers in the metals and the mining sector in terms of our long-term injury frequency rate. And we are absolutely committed to maintaining these high safety standards and high safety performance.

We also consider the fair and the decent treatment of our employees to be vital and recognize and respect our employees’ rights. We respect the cultural heritage and the environment in the communities in which we operate, where we work in partnership to optimize economic effects of our activities on their livelihood, as well as the overall economy. And we seek to be the acknowledged leader in environmental performance by demonstrating good stewardship of natural resources by reducing our environmental footprint and by meeting community expectations to support sustainable development.

These shared values create a firm basis and a firm foundation for successful combination of the two businesses. We’ve thought long and hard about the right way to approach this integration, and we are pleased that Dick Evans will be staying on in order to help implement and lead this integration. And with that, I would like to now hand over to Dick, who will say a few words.

Dick Evans  - Alcan Inc. - President and CEO

Good morning, good afternoon, everyone, and Tom, thank you very much for that introduction. Also thank you, Paul, very much for that warm welcome to Rio Tinto.

As someone who has spent nearly 40 years in the aluminum industry, I think you can imagine it is a pleasure for me to be here today as part of announcing the creation of a new world leader in aluminum. And as Tom has described, it is a world leader in all respects – it is a world leader in scale, it is a world leader in growth pipeline, it is a world leader in cost position, and it is a leader in technology – very important for the long-term future.

I think Tom has done an excellent job of explaining some of the favorable structural aspects and outlooks for the aluminum industry, and also the excellent complementary fit of the upstream assets.

I cannot help but comment, again, as someone with a long history in this industry, that we are not the first to contemplate this combination. In fact, I know there have been several contemplations of this combination in previous decades, and they never were completed. So we were not the first to contemplate, but I expect we will be the first to complete.

And I am very pleased, as Tom ended on the aspect of shared values, that we have found a partner to join with who do share Alcan’s values up and down and across the board. And in particular, I think I have to start with shareholder value. I think we have very common views of creating and maximizing shareholder value. I think we have shared values around our treatment of people and our commitment to people. I think we have shared values around our commitment to environmental, health and safety issues and to the communities in which we operate.

So I very much look forward to joining my new colleagues in Rio Tinto, in Rio Tinto/Alcan. And perhaps that’s a very good segue over to one of my new colleagues, Guy Elliott, who is in London. Guy?

Guy Elliott  - Rio Tinto plc - Finance Director

Thank you very much, Dick, and good morning to everybody here in London. Good afternoon and good evening to those of you in Australia.

Look, I am going to provide you with a bit more detail on the financial structure of this deal, which let me start by saying meets nearly all our strategic criteria for value and quality. I am then going to talk about the impact which the deal has financially on Rio Tinto, and then I’m going to hand back to Paul to wrap up.

First of all, the financial rationale for this transaction is strong. We expect the acquisition to be both earnings accretive and cash flow positive in year one. It is value-enhancing for Rio Tinto shareholders, by which I mean that it is positive in net present value terms.

Now, the offer is subject to a number of conditions, including acceptance by two-thirds of our current shareholders – of the shares tendered by Alcan’s shareholders, it’s subject to receiving shareholder approval from Rio Tinto’s shareholders, and also a number of government and regulatory approvals. There is a break fee of 2.75% or $1.05 billion associated with this transaction.

We will be seeking Rio Tinto shareholder approval for this transaction in September, and we expect to close the transaction in the fourth quarter. This permission from the shareholders will require a 50%-plus approval of the combined PLC and Limited register.

Now turning to synergies, we have identified approximately $600 million after tax of annual synergies from this combination. These synergies are largely derived from our complementary assets in northern Australia, but there are also synergies available in R&D, in procurement, in financial and fiscal integration, and in typical corporate and other overhead. We expect that half of these synergies will be available in 2009 and that we will achieve the full run rate from 2010.

Now, because Rio Tinto has an upstream bias, there are no synergies available from the packaging division, for example. But we do intend to realize full value from selling these assets in the marketplace. As Tom said, we also believe that there are additional benefits which we can derive from the sharing of best practice and technology. Rio Tinto’s IPT program will be critical in this regard, as well as in facilitating the integration of Alcan with Rio Tinto.

Now moving on to funding, as Tom mentioned, the cash offer of $101 per Alcan share equates to a total equity value of around $38.1 billion and an enterprise value of $44 billion. Rio Tinto’s balance sheet and cash flow are in an extremely strong position, and as such, Rio Tinto is able to finance this transaction by taking on additional debt provided by the Royal Bank of Scotland, Deutsche Bank, Credit Suisse and Societe Generale.

Our goal is to maintain a single A rating category. We will therefore seek to deleverage the balance sheet upon completion of the transaction. This will be achieved partly by our strong internal cash flow, partly by the divestment of the packaging division and potentially other Alcan assets and also some Rio Tinto assets which lack the scale and long-term competitive position to belong to the larger group. Now, we expect to conclude some of these sales in the months following the closing of Alcan, subject, of course, always to value.

Naturally, our existing $8 billion capital management program, of which $6.3 billion has been completed, will be discontinued. Of course, our commitment to our long-standing progressive dividend policy, which has been increased by approximately 60% compound over the last three years, is unaffected. We believe this is a core component of our investor proposition.

Our gearing is clearly going to rise as a result of this transaction; however, Rio Tinto’s balance sheet has more than enough capacity to accommodate it, with gearing levels currently relatively low and cash flow very high. We estimate that gearing will rise in the short term to 64%. However, potential asset sales of noncore businesses should reduce this number going forward.

Looking to the future, we believe that Rio Tinto will retain the balance sheet strength following the acquisition to continue to pursue both organic growth and value-adding M&A opportunities in line with our stated strategy.

The Alcan/Rio Tinto deal will create a company of high-quality, low-cost, long-life assets which generate very strong cash flows, absolutely in line with Rio Tinto’s historic strategy. Pro forma combined revenues for 2006 total $49 billion. I’d point out that this number includes the packaging division of Alcan, which had revenues of $6 billion in 2006. Pro forma EBITDA totaling $16.5 billion represents an increase of 30% over Rio Tinto’s, while net debt is forecast to increase from $2.4 billion to $46.3 billion following the deal, but before any disposals. Rio Tinto’s net debt to EBITDA ratio is expected to increase to 2.5 times before any disposals.

So to wrap up, this transaction is a logical fit for Rio Tinto. It is consistent with our strategy of investing in high-quality, low-cost, long-life assets. It’s both earnings accretive and cash flow positive in the first year. And it will create considerable synergies. It is value-enhancing to Rio Tinto’s shareholders and it will transform Rio Tinto into the global leader in the aluminium industry.

So with that, let me hand back to Paul.

Paul Skinner  - Rio Tinto plc - Chairman

Thank you, Guy. I would just like to conclude by reiterating our commitment to those key countries where our operations are located and where so many of our employees are based.

First, it gives me particular pleasure to be here today, given my prior involvement in Canada over many years, culminating in a period as Chairman of Shell Canada during the development of the Athabasca oil sands project.

I think it is important to understand that Rio Tinto also has a long and strong commitment to both Canada and Quebec, and it is a mutually productive and very successful relationship. You can see from the slide the financial contribution that we made in 2006, but that is only part of the story.

We strongly believe in giving our management and employees the opportunity to make a significant contribution to shaping and driving the performance of our businesses. The opportunities that being part of a larger group with geographic and product diversity are numerous in terms of international commercial experience, cultural understanding, technical skill enhancement and personal development. We believe in making the best use of the talent we have across the Group, and we look forward very much to working with the many talented Alcan people.

As far as the group structure in Canada and Quebec is concerned, we do not see the need for significant change. The product group’s global headquarters will be in Montreal, and the headquarters of the aluminium smelting research and development group for the whole combined business will be here in Quebec. The chief executive of Alcan, Dick, from whom you have heard, will become head of the combined aluminium product group, and I must say that is for us a real pleasure to have somebody of that experience and quality leading the implementation of this new enterprise. We will also be welcoming two nonexecutive members of the Alcan Board to our own Board in addition to Dick.

We are considering the basis for a secondary listing of Rio Tinto plc shares on the Toronto Stock Exchange, and we plan to establish a Canada forum to advise our Board on Canadian economic, political and social issues.

We are also committed to creating the Rio Tinto/Alcan Foundation, with an endowment of C$200 million to be built up over five years as part of our ongoing commitment to Canada, to Quebec, to Alcan, and most importantly, to its employees.

Turning to Australia, this transaction opens the way for Australia to play a key role in a global aluminium industry leader. It creates the single largest global mining and refining business for the worldwide bauxite and alumina assets of Rio Tinto and Alcan, which will be managed from Brisbane. It combines complementary Australian and New Zealand aluminium sector assets of the two companies, providing more opportunities for future integration and expansion of output.

It also provides Australian shareholders in the DLC with exposure to the global leader in aluminium, with the scale, technical leadership and managerial capability to exploit current and emerging global markets. And it gives greater exposure to the Australian assets currently held by Alcan.

Importantly, there will be no dilution of our commitment to investment and growth in Australia. Our recent announcements on the Yarwun expansion last week and the massive scale of our continued iron ore expansion in the Pilbara are testament to this.

Turning to France, Rio Tinto has had an involvement in France since the late 1960s, when we acquired a borate business with a milling operation in Coudekerque. This position was enhanced by the acquisition of Talc de Luzenac in the 1980s. In addition, today we have a research and development facility for our minerals operations in Toulouse.

We recognize that this transaction will provide a step change in our assets in France, in aluminium in particular, which is, of course, well-established in France and where France has had a leading history of successful innovation. We look forward to benefiting from this and building on the expertise and track record of innovation. As Tom said, the technology challenge will increase as energy costs rise and our industry becomes more carbon-constrained.

So in summary, the transaction brings together two businesses with complementary asset portfolios and with a common view of the right strategic business model to deliver long-term value. We strongly believe that the combined high-quality assets, skills, experience and scale will be key competitive advantages in the current environment of rising costs and increasing focus on climate change. This is, without question, a milestone in Rio Tinto’s strategy of building a portfolio of high-quality, long-life, low-cost assets. And we look forward to pursuing many more growth opportunities from the strong operational platform we have created across the group.

So thank you for your attention, and now we will be very happy to take your questions. It is very early in the morning here in Montreal, and we seem to have more presenters than audience, so Guy, I think that is going to give you a challenge to chair this on our behalf and direct the questions appropriately. Thank you.

QUESTION AND ANSWER

Guy Elliott  - Rio Tinto plc - Finance Director

Thanks, Paul. Here in the middle, please, let’s start with you.

Paul Mylchreest  - Redburn Partners - Analyst

Paul Mylchreest from Redburn Partners. This obviously represents a massive expansion of a business that is arguably not perceived as one of the most attractive in the Rio portfolio. Do you find it hard to compare it with the likes of Falconbridge, Inco and WMC, which have obviously passed you by? So I just wonder, does it show that you have essentially given up on any major M&A possibilities in the likes of copper, iron ore and some of the other parts of your portfolio?

Guy Elliott  - Rio Tinto plc - Finance Director

Are you going to take that, Paul, or Tom?

Paul Skinner  - Rio Tinto plc - Chairman

Let Tom start it.

Tom Albanese  - Rio Tinto plc - Chief Executive

Thank you, Paul. I think that we’re looking at all aspects of the metal sector in any given time, and certainly have a complementary stream of organic plus M&A opportunities that we’re always considering and always evaluating. I think it is fair, the point you raised, that aluminum prices have not necessarily risen in this phase of China’s growth as fast or as far as either copper or some of the other metals have risen.

I think that, in a sense, provides an opportunity in itself, because as we look at the current price for the various metals and what we would see as a long-term price based upon a combination of the marginal costs of the most expensive production and the incentive price for the next unit of future production, the delta between aluminum and that long-term price is smaller than it would be for, say, copper or for nickel.

A lot of the reason that aluminum has not increased in price as much is because of the supply growth in China. But that has come at a cost of increasing the total cost curve. And I think what that has done is that it has locked in a larger delta between the first and the second quartile and the fourth quartile, which we see as driving the economics of this transaction.

And then just finally, to round that out, I think in terms of giving up on any other growth or acquisition, I think you were all here when we announced the Ivanhoe deal with Oyu Tolgoi less than a year ago, as a matter of fact about six months ago. And that was an example of still finding opportunities in copper where we can find value-enhancing M&A in what we would see as truly best-of-class global resources.

Paul Skinner  - Rio Tinto plc - Chairman

If I may just add a few words to Tom’s response, perhaps even from a Board perspective, the Board is absolutely delighted with this transaction because it lifts a business which in global terms was arguably midscale with a rather skewed geographic footprint to one with leading global scale, well-balanced, through the value chain. So I think we can with this transaction put a big tick behind the strategic position of our aluminium business.

But I would like to just assure you that our Board is very determined that Rio Tinto will continue to grow strongly, committed to value through a combination of both organic and M&A-type growth. We are certainly continuing to look very actively at other opportunities which we believe are available to us. And so I wouldn’t want you to take away any conclusion that somehow this is the end of a story and that there are no other opportunities there.

Heath Jansen  - Citigroup - Analyst

Heath Jansen here from Citigroup. Just a question for you, first of all, Guy. You said that the transaction met nearly all your investment criteria. I’m just wondering whether you could discuss which investment criteria it did not meet.

And then secondly, could you just go through the rationale about why you are keeping the engineered products division – you have traditionally favored the upstream operations – and how is that going to sit going forward?

Guy Elliott  - Rio Tinto plc - Finance Director

Why don’t, Tom, you talk about engineered products and I will try and figure out why I said nearly. You’ve got to take engineered products first.

Tom Albanese  - Rio Tinto plc - Chief Executive

I will do engineered products first. Thank you, Guy. I think that as we’ve looked at this, and we look at all parts of the Rio Tinto businesses, engineered products – been a good business, it’s making money, it’s generating returns. And if we look at the full range of Rio Tinto products as we speak now, we are in a very good position where all of the businesses of Rio Tinto are making money, generating cash flow and in a good position.

Over the years, that hasn’t always been the case. We have flagged challenges we have had at places like Palabora, IOC and KUC even 10 years ago. In every case, we have fixed them and they are quite robust businesses now.

When we look at the total portfolio of Rio Tinto now as a bigger organization with a bigger tail, we will look at all aspects of the businesses. All of them are good businesses in their own rights. Certainly engineered products is in that category. And we will be basically looking at them all as part of this global strategic review and testing them for value, testing them for strategic fit, and in some cases, testing them for how others may view this as compared to how we may value those particular businesses. So I think it is fair to say that all parts of Rio Tinto will be considered.

Guy Elliott  - Rio Tinto plc - Finance Director

Heath, I am grateful for you to follow me up on this, because I would like to withdraw my words. I think there is no doubt that this meets all our criteria. And I’m serious about that. I think that when we look at low costs, we saw the slide which said more than 80% of these assets were in the first or second quartile of costs. Long term, in some cases, in BC and in Quebec, we’re talking about perpetual water rights. And in other cases, we’re talking about many decades of rights and contracts. So it is undoubtedly a very long-term business.

So in terms of quality, I don’t think that there is any doubt that this is an excellent business. Going back to the previous question about aluminium, you can always argue which product is the next one to choose. You can pick your commodity. But I prefer always to pick the assets. And the assets in this case are the highest-quality assets. And then, finally, their value – again, I think that this is going to create value for our shareholders, without a doubt, both in the transaction and also to go forward with the growth of the business.

So all in all, I withdraw “nearly.”

Tobias Woerner  - Man Securities - Analyst

Tobias Woerner from Man Securities. Two questions, if I may. The first one relates to your statement about the gearing level – 64%. And clearly, you’ve tried to find some of this by disposing of certain assets. But can you exclude, post the completion, a potential rights issue here and give us your thoughts on how you get to that 64% eventually?

And then secondly, the question in my mind was when you announced this deal this morning, you look back a year and the same assets were there as well. Why now? Why did it take you so long to put these two businesses together?

Guy Elliott  - Rio Tinto plc - Finance Director

Tom, would you like to answer the second of those, and I will take a track at the gearing question now.

Look, at the moment our gearing level is very low. Indeed some people have criticized it for being so low. And I think that it will rise, of course, to this pretty high level following this acquisition.

Now, as you say, we are going to make some disposals. We are certainly going to dispose of the packaging business. And as we have said, we are going to be looking at the whole combined business of Rio Tinto and Alcan together and saying to ourselves, well, which businesses in both portfolios now look in this larger united business – subscale, noncore or for some other reason, no longer such a good strategic fit.

Now, we haven’t done that yet. We don’t know which assets we are going to conclude fit into that category. But some will, I am quite confident of that – I’ve got a few initial ideas. And the sale of those, which we will pursue with our usual vigilance for the creation of value, will, I think, create further inflows of cash.

The other point that I would made is that we are generating in the region of $1 billion a month at the moment from our existing business, which is obviously in a very strong position. It is strong because our businesses are high-quality businesses and low-cost businesses. And they are enjoying, of course, terrific prices across the board. So we are generating a lot of cash anyway. We will generate more by selling some of these assets. And I think we’ll get the balance sheet back into good shape.

Now, as to your question of a rights issue, that is always an option that we can look at one day. At the moment, very little, if any, work has been done on that. The whole purpose at the moment is to focus upon disposals and on integrating the Alcan business.

So those are the points I would make. And now over on the question of timing, Tom.

Tom Albanese  - Rio Tinto plc - Chief Executive

Thank you. You asked the question of why now. I think as we have said over and over, we’re always running the ruler on all opportunities in the mining universe, and certainly, with a particular focus on those quality businesses, those quality assets that we would see in any of the sectors that we would then be in, including sectors that we may not be in in that mining universe.

From time to time, running that ruler identifies an opportunity, but for a variety of reasons, that opportunity may not be available for an M&A-type transaction. But we do see from time to time that the opportunity, as it arises, coincides with the opportunities that we see for value creation, strategic fit, and that is exactly what happened in this particular case.

Now, of course, these are always competitive processes. This is a very competitive process. There aren’t that many top-quality global resources in any of the mining sectors that are out there right now. And we have done the same level of rigor, the same level of analysis on this one, and I am very excited with where we have ended up.

Paul Skinner  - Rio Tinto plc - Chairman

Guy, I would like to, if I may at this point, just seek a couple of questions from Australians who are party to the call. It is being moderated in Australia. So perhaps, could I ask for a question from Australia?

Operator

Rob Clifford, ABN AMRO.

Rob Clifford  - ABN AMRO - Analyst

Just a couple of quick questions. Firstly, you talked a lot about supply and – sorry, a lot about demand coming from China. I guess I would like your comments on the supply side of the equation, given that they have surprised on supply, and if you could, how much of your current combined aluminium production actually goes into China at the moment. That is the first question.

The second question is about the hydropower. You talked about it in ore body terms, which I think is a good analogy. But you talked about it being a Tier 1 asset, which you have described before as being low-cost, large, and the third point being expandable. Can you expand from the hydropower ore body, if you like, or can you draw more power from it, or is it capped out at this point in time?

And just the third question – I wonder what is happening to Oscar Groeneveld through all this. Thank you.

Paul Skinner  - Rio Tinto plc - Chairman

Thanks very much. We will pass that series of questions to Tom.

Tom Albanese  - Rio Tinto plc - Chief Executive

First of all, on the supply and demand picture for China, we have for a long time, I think going back to the original days of the Weipa business, been a very important supplier of aluminum metal to Japan. And certainly, from time to time we are selling metal into China, depending on the supply/demand balance that’s within China itself. And in addition, we have been selling some bauxite and some alumina from time to time into the Chinese market.

In many ways, the Chinese story around aluminum, alumina and bauxite are as much about how it affects the global pricing regime than whether the particular metal or mineral units are going specifically into China itself. We have long-term relations with Chinese customers and I would perceive those to be continued and certainly strengthened with this transaction.

Maybe I would like – that is a very good question, Rob, on hydropower – Dick, if you wouldn’t mind just commenting on how you view hydropower and the growth around hydropower.

Dick Evans  - Alcan Inc. - President and CEO

First of all, in Quebec, which is our main location for hydropower, that is where the largest single chunk of hydropower is located, we have continually improved the efficiency of our system and the water management of our system. And there is additional incremental opportunity to do that. We have a particular project that we have already announced, which is a 13th turbine on one of our generating stations which will add additional generating capacity.

In addition to that, when we did the Quebec agreement in which we negotiated with the province of Quebec what we think is a very good win-win opportunity for a very cost-competitive expansion, we were allocated an additional 200 megawatts of purchase power at very competitive prices.

Beyond that, we have other opportunities that we have explored in the past and continue to explore. We have a smelter in Cameroon, for example, and Cameroon is a nation that does have substantial hydro potential. So that is one opportunity that we continue to explore.

In Iceland, we have developed a good relationship with the authorities there and have secured purchase power supplies, but based on hydro and geothermal on a very long-term basis at very competitive prices.

Tom Albanese  - Rio Tinto plc - Chief Executive

Thank you, Dick. And maybe I will just close out with you third question with respect to Oscar Groeneveld. First of all, I would like to publicly recognize and express my appreciation for Oscar for all the work he has been doing in terms of championing this from day one, recognizing a vision for a global Rio Tinto/Alcan and fully supporting it and fully putting his team wholeheartedly behind this. And he’s been leading many parts of this activity from the front lines from the very beginning. And he will be a very important part of the overall integration effort. And I have been working with him literally on a day-to-day basis over the past few weeks.

Paul Skinner  - Rio Tinto plc - Chairman

Thanks, Tom. Could we take another question from those linked from Australia?

Operator

Glyn Lawcock, UBS.

Glyn Lawcock  - UBS - Analyst

I just had a couple of very quick questions. Firstly, the listing in Canada, just wondering if it will be fungible and whether you have any thoughts on the impacts on the spreads.

Secondly, if the Rio shareholders were to vote down the merger, is the break fee still payable?

And thirdly, just wondering if you have any stock in Alcan at the moment prior to making this offer.

Paul Skinner  - Rio Tinto plc - Chairman

On the third question, I can confirm the answer to that is no. But I will pass the question of the Toronto listing and voting of Rio’s shareholders to Guy.

Guy Elliott  - Rio Tinto plc - Finance Director

The answer on the Toronto Stock Exchange listing is that we’re going to look at this possibility. I think it is an attractive idea, if we can make it work. I think that the answer to your question is probably no, and this would be a secondary listing, a bit like the listing which we have of ADRs in the New York market.

But anyway, that’s all for the future, and we will be looking at what conditions apply should we do a secondary listing in Toronto, as we would hope to do.

In terms of the break fee, if Rio Tinto’s shareholders did vote down the proposal, which we do not foresee as likely, but that is their prerogative, then it would be – a break fee would be payable. We will be giving details of the break fees, of course, in our circular.

Paul Skinner  - Rio Tinto plc - Chairman

Thank you, Guy. Thanks for the question, Glyn. One more from Australia, then we will go back to Guy in London.

Operator

Craig Campbell, Morgan Stanley.

Craig Campbell  - Morgan Stanley - Analyst

My question relates to synergies. I am wondering if you’re able to give us some color on how the $600 million in synergies is comprised. And within that, have you assumed any credit for carbon offsets, given the hydropower, etc.?

Paul Skinner  - Rio Tinto plc - Chairman

Okay, do you want to start on that, Tom?

Tom Albanese  - Rio Tinto plc - Chief Executive

Yes, I think maybe I will hit right off on the carbon offsets. While we do anticipate a carbon price regime in the future and we certainly take that into consideration, as we look ahead in investment consideration, I wouldn’t say we had any specific or material effect of that synergy number that Guy presented. But maybe, Guy, if you want to round out and put more color on what you presented around synergy.

Guy Elliott  - Rio Tinto plc - Finance Director

There are some pretty important cost and efficiency synergies here that apply to the business. But in addition to that, we have got some significant financial synergies that arise from the structure in which we will hold and manage this business.

And so we can see that something over half of the synergies are of a kind that relate to the way in which we will financially structure the business. And the balance will be those sorts of synergies that I touched on which arise in places like northern Australia.

Now, of course, the financial and corporate synergies I am talking about embrace quite a number of things – procurement, supply chain, corporate overhead, matters like that, shipping possibilities – there’s quite a few things that we think we can do which make a lot of sense as a result of combining the two businesses. So we think these are pretty strong synergies, ones that – they’re going to be different from anybody else’s synergies, and they work very well for us.

Paul Skinner  - Rio Tinto plc - Chairman

Guy, can we go back to your audience in London for questions?

Guy Elliott  - Rio Tinto plc - Finance Director

In the middle here again.

Paul Mylchreest  - Redburn Partners - Analyst

It’s Paul Mylchreest, Redburn Partners. I do admire you for not getting your advisors to ask you easy questions, which is often done in this situation. But what I would like to ask is several weeks back, sell-side analysts met with Cynthia Carroll, ex Alcan Primary Metal, and in the informal part of the meeting, she expressed the view that the right combination strategically was Alcan and Alcoa. So I would like to ask Dick Evans, if I may, if Rio and Alcoa offered the same in terms of value, which side would he jump and why?

Dick Evans  - Alcan Inc. - President and CEO

I think as you know, we explored a friendly transaction with Alcoa. And clearly, we did see synergies with Alcoa, similar to synergies that we see with Rio and in fact with others. And as our Board went through a very rigorous process over the last two months, of course, we did have options. We had multiple interested parties. And we were interested in choosing a partner and a buyer who had the best fit in all respects, beginning, of course, with shareholder value, but the strategic rationale of the business.

And the conclusion at the end of that analysis was that the fit with Rio was the best. It brings us the complementary bauxite/alumina that is complementary to our smelting. It brings us some technology and some very good people that Rio has. It brings us the geographic footprint we find attractive from our standpoint.

And most importantly, I think, it does not bring us a lot of other baggage. And unfortunately, from an Alcoa standpoint, as you have seen in our rejection of the Alcoa offer, there is a lot of baggage in an Alcoa/Alcan combination – a lot of regulatory risk, a lot of process risk that would eat away significantly at synergies between those two businesses.

So I think the short answer is, at the end of the day, it is not a hypothetical question – we answered it. We chose Rio.

Paul Skinner  - Rio Tinto plc - Chairman

Thanks very much, indeed, for that response, Dick. And if I might just add to give a little flavor of the process, clearly we have been in discussion with Alcan over an extended period at multiple levels. And it has been very clear through that process just how much we, as a potential suitor of Alcan at that stage, have been tested in terms of our commitment, right across the range of intentions, from strategic to those related to the important common values we share. And that has been very evident in the process.

Another one from you, Guy?

Guy Elliott  - Rio Tinto plc - Finance Director

Yes, Heath again, please.

Heath Jansen  - Citigroup - Analyst

I just wanted to ask an operational question. With your smelting base, it is going to sit on the second quartile in terms of the cost base. I’m just wondering whether you can actually move that down the cost base quite rapidly. Clearly, Alcan has been short alumina, and maybe it had been paying quite a high cost for that alumina. I’m just wondering whether you are going to offer them lower-cost alumina.

And then secondly, just in terms of the potential divestments, I assume that you’re looking to divest some smelters. And is that going to lower you down the cost base even further?

And then just a second question – clearly you are not going to tell us what [ali] price you are you using, but by the sounds of it, you have taken up your long-term assumptions on ali. Can you just sort of give us some clarification whether that indeed has occurred?

Guy Elliott  - Rio Tinto plc - Finance Director

 (multiple speakers) I was just going to say I think Heath has answered his own second question, elegantly so. Let’s concentrate on the first.

Tom Albanese  - Rio Tinto plc - Chief Executive

Maybe I will start off by talking about where the smelting of the combined group sits on the quartile and the things that we could do, but then maybe ask Dick if he has any more specific additions to add to that.

But as we look at the average on the second quartile, you are correct, Heath, that there is a range of assets there. And certainly, as we look at this global portfolio review, we’ll have to take that into consideration. It would be our intention to move the right direction on the – or move to the lower cost on the cost curve rather than the upper portion. And certainly, the objectives of looking at IPT, looking at some of the greenfield opportunities and looking for where that tail may sit will all lead in that direction.

I would add that to have been more balanced in terms of the mine to metal stream will certainly provide opportunities to stay out of a high-priced spot alumina market.

But Dick, if you want to add to that.

Dick Evans  - Alcan Inc. - President and CEO

Yes, I could add a little color to that. Alcan today is at the low end of the second quartile, so very near the first quartile on average, with over 50% of our capacity in the first quartile today. And that stays about the same or moves up just slightly with the addition of the Rio smelting assets.

The important thing, I think, is that the pipeline of new projects that we have, such as Sohar that Tom mentioned, is low first quartile – it is probably first decile. And then you go on to the Kitimat project, it will be first decile. You look at the Coega project in South Africa, it will be first quartile. The Ma’aden project in Saudi is first quartile. My understanding is that the project in Abu Dhabi of Rio’s is a first-quartile project.

So we have been moving down the curve. We had our own plans to move substantially more capacity into the first quartile, as you can see. And I see the Rio combination only assisting and accelerating that move.

On the alumina side, I think as the gold expansion comes onstream, that will clearly move our cost position in alumina down, and Yarwun, too, of course is intended and will be a first-quartile project. So our pipeline there looks very attractive. That will allow us over time to eliminate some of the higher-cost capacity which we have been consistently doing in the past. So I think the short answer is we have every intention of moving down both on a smelting basis and on an integrated alumina and smelting basis.

Guy Elliott  - Rio Tinto plc - Finance Director

Let me touch on the price, if I may, since you asked about that. I think you know that we have looked at all our prices, and aluminium is no exception. And we have raised our long-run aluminium price, just as we have raised every single other one of our prices.

But it is also important to look at the shorter run. And it would be true to say that our feeling about the short run the next three or four years is closer to the forward market than it is to the analyst consensus. It is not exactly the same, but it is closer. And of course, the brokers’ consensus exhibits are very sharp backwardation, and that of the forward curve is gentler.

I think that our long-run assumption for aluminium is not that distant from most other commentators. It has, as I say, risen. And the reason why it has risen is simply that we think that long-run marginal costs, which are chiefly in China, have also risen. So I don’t think there is anything very surprising about that.

Any other questions here in London? Yes, please.

Paul Skinner  - Rio Tinto plc - Chairman

Well, Guy, I think we unfortunately, because of the communication schedule we have got ahead of us, have time just for one more question and to keep it reasonably even – should we just see if there is a final question from our Australian audience?

Operator

Brendan Harris, Macquarie Bank.

Brendan Harris  - Macquarie Bank - Analyst

I think most questions have been answered. But one thing just on the structuring. I would have thought a deal of this size was an opportunity to possibly issue limited script and increase the liquidity here in Australia, which would then in turn potentially give the opportunity to release franking credits down the track with buybacks, etc. And certainly that wouldn’t hurt your rating, you wouldn’t have thought.

I’m just interested as to why you haven’t gone that way. Is there a view that limited script wouldn’t have been effective to the Canadian or the general Alcan shareholders? And what was the driver of going down that path?

Paul Skinner  - Rio Tinto plc - Chairman

Guy, briefly from you.

Guy Elliott  - Rio Tinto plc - Finance Director

Look, I think that we felt that it was very important to offer cash to the Alcan shareholders. The other offer that was in the public domain, of course, offers script and cash. And we felt that it was important to offer straight cash and to have absolutely no doubt about that on the part of Alcan’s shareholders. We didn’t really give much consideration either to using Limited or PLC script in that department.

You raise again, as we have already had the question, about a rights issue. I have given an answer about that. Of course we are aware that there are franking credit surplus in Australia and that there is a desire for more liquidity. That is a long-term matter of which we are well aware and which does feature in our planning. But at the moment there’s no immediate plan in that area.

So I think that, I hope, answers your question.

Paul Skinner  - Rio Tinto plc - Chairman

Well, thank you very much, all of you, for participating in this conference. I am sure there are unanswered questions. But you have given us a very good spread, and I hope together with the presentation have given you a good perception of what we think is an outstanding fit between two aluminium businesses and one which will help us drive Rio Tinto’s future growth very strongly. Thank you all very much.

DISCLAIMER

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies mayindicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION  PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2005, Thomson StreetEvents All Rights Reserved.